                                                                    EXHIBIT 4.6

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,465, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Sergipe Branch -TELEMAR-SE, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 348, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Sergipe Branch - TELEMAR-SE, STFC Incumbent, in Sector 6 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                  PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                  PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,466, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Roraima Branch -TELEMAR-RR, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 339, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Roraima Branch - TELEMAR-RR, STFC Incumbent, in Sector 17 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,467, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Rio Grande do Norte Branch - TELEMAR-RN, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 350, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Rio Grande do Norte Branch - TELEMAR-RN, STFC Incumbent, in Sector 10 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the

                                   PANP 170/98

Universalization Obligations contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,468, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Piaui Branch -TELEMAR-PI, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 335, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Piaui Branch - TELEMAR-PI, STFC Incumbent, in Sector 12 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,469, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Pernambuco Branch -TELEMAR-PE, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 352, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Pernambuco Branch - TELEMAR-PE, STFC Incumbent, in Sector 8 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,470, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Paraiba Branch -TELEMAR-PB, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 351, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Paraiba Branch - TELEMAR-PB, STFC Incumbent, in Sector 9 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,471, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Para Branch -TELEMAR-PA, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 336, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Para Branch - TELEMAR-PA, STFC Incumbent, in Sector 14 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,472, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Maranhao Branch -TELEMAR-MA, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 338, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Maranhao Branch - TELEMAR-MA, STFC Incumbent, in Sector 13 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,473, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Ceara Branch -TELEMAR-CE, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 347, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Ceara Branch - TELEMAR-CE, STFC Incumbent, in Sector 11 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,474, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Bahia Branch -TELEMAR-BA, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 346, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Bahia Branch - TELEMAR-BA, STFC Incumbent, in Sector 5 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,475, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Amapa Branch -TELEMAR-AP, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 337, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Amapa Branch - TELEMAR-AP, STFC Incumbent, in Sector 15 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,476, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Amazonas Branch -TELEMAR-AM, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 334, dated January 11, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Amazonas Branch - TELEMAR-AM, STFC Incumbent, in Sector 16 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,477, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Minas Gerais Branch -TELEMAR-MG, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 360, dated January 25, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Minas Gerais Branch
- TELEMAR-MG, STFC Incumbent, in Sector 2 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,478, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Rio de Janeiro Branch -TELEMAR-RJ, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 371, dated March 20, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Rio de Janeiro Branch - TELEMAR-RJ, STFC Incumbent, in Sector 1 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,479, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Espirito Santo Branch -TELEMAR-ES, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 359, dated January 25, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. -Espirito Santo Branch
- TELEMAR-ES, STFC Incumbent, in Sector 4 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98

                      AGENCIA NACIONAL DE TELECOMUNICACOES
                      (NATIONAL TELECOMMUNICATIONS AGENCY)

                       ACT No. 26,480, DATED JUNE 18, 2002

         THE BOARD OF DIRECTORS OF THE NATIONAL TELECOMMUNICATIONS AGENCY - ANATEL, by the legal powers vested in them by article 22 of Law no. 9,472, dated July 16, 1997 - General Telecommunications Law - LGT, and by article 35 and subparagraphs of the National Telecommunications Agency Regulations, approved by Decree no. 2,338, dated October 7, 1997,

         CONSIDERING the possibility of the incumbent for the Switched Wireline Telephone Service, intended for public use in general, (STFC) fulfilling, in advance, the universalization (penetration) obligations established in the General Target Plan for the Universalization of the Switched Wireline Telephone Service - Public Service - PGMU, approved by Decree no. 2,592, dated May 15, 1998, and in Attachment 02 of the Concession Agreement, approved by Resolution no. 26, dated May 27, 1998;

         CONSIDERING that Telemar Norte Leste S.A.- Alagoas Branch -TELEMAR-AL, presented Anatel with the document "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003", pursuant to articles 7, 8, 9 and its single paragraph, of the Regulation for the Declaration of STFC Incumbent's Fulfillment of the Universalization Obligations, approved by Resolution no. 280, dated October 15, 2001;

         CONSIDERING the manifestations resulting from Public Consultation no. 349, dated January 18, 2002, performed in compliance with the Regulation approved by Resolution no. 280/2001;

         CONSIDERING, as well, the results of the analysis of the information regarding the regular review of the universalization and expansion obligations and the specific field verification activities, carried out as a consequence of the incumbent's presentation of the "Declaration of Advance Fulfillment o the Universalization Obligations contemplated for 12.31.2003";

         CONSIDERING the stipulations in article 17 of the Regulations approved by Resolution no. 280/2001; and

         CONSIDERING the decision made by means of Declaratory Ruling no. 285, concluded on 06.18.2002, hereby decides:

         Art. 1. To certify that Telemar Norte Leste S.A. - Alagoas Branch - TELEMAR-AL, STFC Incumbent, in Sector 7 of the General Licensing Plan, approved by Decree no. 2,534, dated April 2, 1998, has met the conditions regarding the advanced fulfillment of the universalization obligations set for December 31, 2003 of the PGMU, approved by Decree no. 2,592, in 1998, receiving the document it has entitled "Declaration of Advance Fulfillment o the Universalization Obligations

                                   PANP 170/98
contemplated for 12.31.2003."

         Art. 2. The advanced fulfillment of the universalization and expansion obligations binds the Incumbent, from the moment this Act goes into effect, to the duty to meet the universalization and expansion obligations contemplated in the respective Concession Agreement throughout 2002 and 2003, under the conditions set for December 31, 2003.

         Single Paragraph. The stipulations in the header cover the areas that, from the moment this Act goes into effect, qualify as areas eligible for service as established in the PGMU, for December 31, 2003.

         Art. 3 The non-fulfillment of the universalization and expansion obligations, as a result of the stipulations in this Act, shall subject the incumbent to the sanctions contemplated in the legislation and the respective concession agreement.

         Art. 4 This Order becomes effective on the date of its publication.

                       LUIZ GUILHERME SCHYMURA DE OLIVEIRA
                              CHAIRMAN OF THE BOARD

                                   PANP 170/98